                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 6)

                        Heftel Broadcasting Corporation
                        -------------------------------
                                (Name of Issuer)

                     Class A Common Stock, $.001 par value
                     -------------------------------------
                         (Title of Class of Securities)

                                    42279916
                                 (CUSIP Number)

                                   Ken Wyker
                       Clear Channel Communications, Inc.
                          200 Concord Plaza, Suite 600
                            San Antonio, Texas 78216
                                 (210) 822-2828
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 14, 1997
                               -----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].



                               Page 1 of 5 Pages
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CUSIP No. 42279916                   13D                       Page 2 of 5 Pages

(1)    Name of Reporting Person                             Clear Channel
                                                            Communications, Inc.
       S.S. or I.R.S. Identification                        74-1787539
       No of Above Person

(2)    Check the Appropriate Box if a                       (a) X
       Member of a Group (See instructions)                 (b)

(3)    SEC Use Only

(4)    Source of Funds (See instructions)                   BK, WC

(5)    Check if Disclosure of Legal
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)

(6)    Citizenship or Place of Organization                 Texas

  Number of Shares       (7)  Sole Voting Power             0
  Beneficially Owned
  By Each Reporting
  Person With            (8)  Shared Voting Power           1,069,736

                         (9)  Sole Dispositive Power        0

                         (10) Shared Dispositive Power      1,069,736

(11)   Aggregate Amount Beneficially                        0
       Owned by Each Reporting Person

(12)   Check if the Aggregate Amount in
       Row (11) Excludes Certain Shares
       (See instructions)

(13)   Percent of Class Represented by                      4.99%
       Amount in Row (11)

(14)   Type of Reporting Person (See                        CO
       Instructions)
       ---------------------





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CUSIP No. 42279916                   13D                       Page 3 of 5 Pages

(1)    Name of Reporting Person                             Clear Channel
                                                            Radio, Inc.
       S.S. or I.R.S. Identification                        74-2722883
       No of Above Person

(2)    Check the Appropriate Box if a                       (a) X
       Member of a Group (See instructions)                 (b)

(3)    SEC Use Only

(4)    Source of Funds (See instructions)                   AF

(5)    Check if Disclosure of Legal
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)

(6)    Citizenship or Place of Organization                 Nevada

  Number of Shares       (7)  Sole Voting Power             0
  Beneficially Owned
  By Each Reporting
  Person With            (8)  Shared Voting Power           1,069,736

                         (9)  Sole Dispositive Power        0

                         (10) Shared Dispositive Power      1,069,736

(11)   Aggregate Amount Beneficially                        0
       Owned by Each Reporting Person

(12)   Check if the Aggregate Amount in
       Row (11) Excludes Certain Shares
       (See instructions)

(13)   Percent of Class Represented by                      4.99%
       Amount in Row (11)

(14)   Type of Reporting Person (See                        CO
       Instructions)
       ---------------------



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CUSIP No. 42279916                   13D                       Page 4 of 5 Pages

       This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by Clear Channel Communications, Inc., a Texas corporation ("Clear Channel"), and Clear Channel Radio, Inc., a Nevada corporation and wholly-owned subsidiary of Clear Channel ("CCR", and together with Clear Channel, the "Reporting Persons"), with respect to the Class A Common Stock, par value $.001 per share (the "Class A Common Stock") of Heftel Broadcasting Corporation (the "Issuer").

Item 5.  Interest in Securities of the Issuer

       Item 5(c) is amended by adding the following:

       (c) On February 10, 1997, Clear Channel sold 350,000 shares of Class A Common Stock in an underwritten public offering at a price of $36.80 per share.

       Item 5(e) is amended by deleting the prior response and replacing it with the following:

       On February 14, 1997, a wholly-owned subsidiary of the Issuer was merged (the "Merger") with and into Tichenor Media System, Inc. pursuant to the terms of the Amended and Restated Agreement and Plan of Merger dated October 10, 1996 (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, all of the shares of Class A Common Stock owned by the Reporting Persons were converted at the effective time of the Merger into an equal number of shares of Class B Common Stock of the Issuer. Although the Class B Common Stock is convertible into Class A Common Stock, the Reporting Persons may not presently convert 5% or more of the Class B Common Stock into Class A Common Stock without the prior approval of the Federal Communications Commission. As a result, the Reporting Persons have ceased to be the beneficial owners of more than 5% of the Class A Common Stock of the Issuer and therefore have ceased to be subject to the reporting obligations of Section 13(d) of the Securities Exchange Act of 1934, as amended.





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CUSIP No. 42279916                   13D                       Page 5 of 5 Pages

                                   Signatures


       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 1997

                                         CLEAR CHANNEL COMMUNICATIONS, INC.



                                         By:  /s/ L. Lowry Mays
                                            ------------------------
                                         Name: L. Lowry
                                         Mays Title: President


                                         CLEAR CHANNEL RADIO, INC.



                                         By:  /s/ L. Lowry Mays
                                            ------------------------
                                         Name: L. Lowry
                                         Mays Title: President





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